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                                                    --------------------------
                                                            OMB APPROVAL
                                                    --------------------------
--------                                            OMB Number:      3235-0104
 FORM 3                                             Expires: December 31, 2001
--------                                            Estimated average burden
                                                    hours per response.... 0.5
                                                    --------------------------

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
USX Corporation                               (Month/Day/Year)              Pennaco Energy, Inc. (PN)           (Month/Day/Year)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)           02/06/01                  5. Relationship of Reporting        -----------------------
600 Grant Street                           ----------------------------     Person(s) to Issuer              7. Individual or Joint/
----------------------------------------   3. I.R.S. Identification         (Check all applicable)              Group Filing (Check
             (Street)                         Number of Reporting              Director    X  10% Owner         Applicable Line)
                                              Person, if an entity       -----           -----                      Form filed by
Pittsburgh          PA      15219-4776        (voluntary)                      Officer        Other (specify    --- One Reporting
--------------------------------------                                   -----           -----      below)          Person
      (City)      (State)      (Zip)       ----------------------------  (give title below)                      X  Form filed by
                                                                                                                --- More than One
                                                                         ------------------------------             Reporting Person
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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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                                                                                                         By indirect wholly owned
Common Stock                                     17,331,215(1)                       I                   subsidiary
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.


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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Explanation of Responses:

(1) Pursuant to the Agreement and Plan of Merger ("Merger Agreement") among Marathon Oil Company ("Marathon"), which is a wholly owned subsidiary of USX Corporation, Marathon Oil Acquisition 1, Ltd. ("Purchaser"), which is a wholly owned subsidiary of Marathon, and Pennaco Energy, Inc. ("Pennaco"). Purchaser acquired the shares shown through a cash tender offer for all outstanding shares of
Pennaco common stock, which offer expired at 12:00 midnight, New York City Time, on February 5, 2001. The Merger Agreement also provides for the merger of Purchaser with and into Pennaco, pursuant to which the outstanding shares of Pennaco common stock not purchased by Purchaser in the offer will be cancelled and converted into the right to receive $19.00 in cash. Following such merger, Pennaco will be a wholly owned subsidiary of Marathon.

                                                                         USX CORPORATION

                                                                         /s/ CLARENCE P. CAZALOT, JR.
                                                                         ----------------------------------  Date: February 16, 2001
                                                                         **Signature of Reporting Person
                                                                         Clarence P. Cazalot, Jr.
                                                                         Vice Chairman


**      Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                             JOINT FILER INFORMATION


Names and Addresses of Joint Filers:          Marathon Oil Company
                                              5555 San Felipe
                                              Houston, Texas  77056

                                              Marathon Oil Acquisition 1, Ltd.
                                              5555 San Felipe
                                              Houston, Texas  77056

Designated Filer:                             USX Corporation

Issuer Name and Ticker or Trading Symbol:     Pennaco Energy, Inc. (PN)

Date of Event Requiring Statement
(Month/Day/Year):                             02/06/01


Signatures:       MARATHON OIL COMPANY


                  By   /s/ CLARENCE P. CAZALOT, JR.
                     ------------------------------------
                           Clarence P. Cazalot, Jr.
                           President


                  MARATHON OIL ACQUISITION 1, LTD.


                  By   /s/ JOHN T. MILLS
                     ------------------------------------
                           John T. Mills
                           Vice President


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